AFFILIATED BROKERAGE AGREEMENT

            This Agreement is entered into as of the 21st day of January 2005, as amended October 11, 2005, between Trend Trader, LLC  (“Trend Trader”) and Equipointe Funds (the “Trust”) on behalf of each series of the Trust (each, a “Fund”).

              WHEREAS, Trend Trader, the investment adviser to the Trust, is also a registered broker-dealer and member of the National Association of Securities Dealers, Inc.;

              WHEREAS, pursuant to Rule 17e-1 of the Investment Company Act of 1940, as amended, the Trust has adopted procedures that permit it to execute transactions through Trend Trader, and Trend Trader is willing to execute such transactions; and

              WHEREAS, Trend Trader agrees to execute all transactions on the Fund’s behalf at the rates agreed upon and specified in Schedule A hereto.

              NOW, THEREFORE, the parties agree as follows:

1.           Brokerage Commission.   Trend Trader agrees that it will charge fees in accordance with Schedule A hereto for trades executed on the Fund’s behalf.

2.           Term and Termination.   This agreement shall have an initial term of one year from the date hereof and thereafter shall continue in effect until terminated by either party.  This Agreement may be terminated at any time by the Trust by notice in writing to Trend Trader not less than 30 days prior to the date of termination.  This Agreement may be terminated by Trend Trader after one year from the date hereof by notice in writing to the Trust not less than 30 days prior to the date of termination.

3.           Other.  Nothing in this agreement shall require a Fund to direct the execution of any specific transaction through Trend Trader or for Trend Trader to accept any transaction for execution.

4.           Amendments.  Except as set forth herein, this Agreement may not be altered, amended or modified except by written instrument signed by both parties.

Executed as of the date set forth above.

                                                                               TREND TRADER, LLC

By:        /s/Mark A. SeleznovMark A. Seleznov, President

EQUIPOINTE FUNDS

on behalf of the Funds

By:        /s/ Mark A. Seleznov

Mark Seleznov, Chief Executive Officer and President

SCHEDULE A

AFFILIATED BROKERAGE AGREEMENT BETWEEN TREND TRADER, LLC AND EQUIPOINTE FUNDS

In accordance with Section 1 of the Affiliated Brokerage Agreement, dated January 1, 2005, as amended October 11, 2005, Trend Trader shall charge the following fees to execute trades on behalf of the Trust:

EQUITY TRADES

$0.029 per share for equity trades (including, but not limited to, American Depository Receipts (ADR’s) traded on listed exchanges), plus Electronic Communication Network fees, applicable exchange fees, SEC fees and other fees to third parties.

OPTION TRADES

$15.00 per option trade, plus $1.50 per option contract, plus any applicable SEC fees and other fees to third parties.

BOND TRADES

$45.00 for government bonds up to $50,000.  For government bonds over $50,000, the commission is $45.00 plus an additional fee of  $0.001 times the face value of the bond.

FUTURES TRADES

For electronically traded contracts (E-Mini), $3.50 per contract, plus applicable exchange fees, National Futures Association (NFA) fees and other fees to third parties.

INTERNATIONAL TRADES

Will be executed by an independent broker.

REAL ESTATE SECURITIES TRADES

Will be executed by an independent broker.